SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from              to             .

Commission file number 001-33390

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Third Federal Savings 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TFS Financial Corporation

7007 Broadway Avenue

Cleveland, Ohio 44105

THIRD FEDERAL

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2007

REPORT OF INDEPENDENT REGISTER PUBLIC ACCOUNTING FIRM

Plan Administrator

Third Federal 401(k) Savings Plan

Cleveland, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the THIRD FEDERAL 401(k) SAVINGS PLAN as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Third Federal 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 11, 2008
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Third Federal

401(k) Savings Plan

	December 31
	2007	2006
ASSETS
Investments, at fair value	$60,803,492	$51,104,358

Receivable—Employer contributions	182,511	111,294

Total Assets	60,986,003	51,215,652

LIABILITIES	—	—

Net Assets Available for Benefits	$60,986,003	$51,215,652

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Third Federal

401(k) Savings Plan

Year Ended December 31,

2007
Additions to Net Assets Attributed to:
Contributions:
Employer	$1,752,047
Employee	3,020,559
Rollover	644,476

5,417,082

Interest and dividend income	585,511
Net unrealized/realized appreciation/(depreciation)	5,029,389

Total Additions	11,031,982

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,225,202
Administrative expenses	36,429

Total Deductions	1,261,631

Net Increase	9,770,351

Net Assets Available for Benefits:
Beginning of Year	51,215,652

End of Year	$60,986,003

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1	Description of Plan

The following description of The Third Federal 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a complete description of the Plan’s provisions.

General:

The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees with at least one year of service are entitled to defer a portion of their salary to the Plan following the completion of eligibility requirements. A participant is credited with a year of service after completion of 1,000 hours of service during an eligibility period. A participant must also be at least 18 years of age to become eligible for the Plan except for the Tier III discretionary contribution. A participant must be at least 21 years of age and be credited with one year of service to be eligible for Tier III discretionary contribution. A portion of the administrative costs related to the Plan are absorbed by the Company.

Effective January 1, 2007, the Plan was restated to incorporate the requirements of the Pension Protection Act of 2006 and to make other improvements.

Contributions:

Effective January 1, 2004, the Plan was amended to allow participants to contribute up to 75% of their eligible compensation to the Plan. The Plan allows participants who have attained age 50 by the end of the plan year to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified plans.

Third Federal Savings and Loan association of Cleveland (Third Federal) makes a matching contribution equal to 100% of 401(k) deferrals up to the first 4% of compensation deferred. Third Federal may also make a discretionary profit sharing contribution. Effective January 1, 2004, the Plan was amended to add a Tier III discretionary contribution. Individuals who are accruing benefits under the Third Federal Savings Retirement Plan are not eligible to receive a Tier III discretionary contribution. For 2007 and 2006, Tier III contributions of 2.5% of eligible wages were made.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1	Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contribution, an allocation of Third Federal’s contributions, if eligible, and plan earnings net of administrative expenses. Allocations are based on participant contributions, participant earnings, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

Participants are 100% vested in their own contributions and income thereon, at all times. Any amounts in participant’s profit sharing Tier I and Tier II and matching accounts prior to January 1, 2004 was vested in accordance with the table below:

Years of Service	%
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

Any amounts contributed to a participant’s profit sharing and matching accounts on or after January 1, 2004 will be immediately 100% vested.

Any amounts in a participant’s Tier III account will be vested based on years of service. Tier III contributions prior to January 1, 2007, will be 0% vested for less than 5 years of service and 100% vested after 5 years of service.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1	Description of Plan, Continued

Vesting, Continued:

Tier III contribution made for periods on or after January 1, 2007, will be vested in accordance with the table below:

Years of Service	%
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

Retirement, Death and Disability:

A participant is entitled to 100% of his or her vested account balance upon retirement, death or disability.

Forfeitures:

At December 31, 2007 and 2006, forfeited non-vested accounts totaled $24,288 and $46,153, respectively. These amounts will be used to reduce employer contributions by approximately $20,000 in 2008 and were used to reduce employer contributions by $45,250 during 2007. The Plan also allows forfeitures to be used to pay administrative expenses. For the Plan year ended December 31, 2007, $4,200 were used to pay administrative expenses.

Payment of Benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1	Description of Plan, Continued

Plan Termination:

Although it has not expressed any intent to do so, the Third Federal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options:

Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of the investment options offered by the Plan. Participants are allowed to change their investment options at any time.

Investments in TFS Financial Corporation stock are based upon each employee’s investment allocation. Purchases of stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

Participants’ Loans:

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund (to) the Loan Fund. The term of the loan shall not exceed five years unless the loan is for the purchase of a primary residence. The loan must bear interest at a reasonable rate.

Reclassifications:

Certain prior year amounts have been reclassified to conform to the current year presentation.

2	Summary of Significant Accounting Policies

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Accounting Method:

The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

2	Summary of Significant Accounting Policies, Continued

Valuation of Investments:

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in registered investment companies. Units of pooled separate accounts are valued by the asset custodian at the daily net asset value, which represented the cumulative market values of the pooled separate accounts’ underlying investments. Units of common/collective trusts are valued by the asset custodian at the daily net asset value, which represents the cumulative market values of the common/collective trust’s underlying investments. Participant loans are valued at their outstanding balance which approximates market. The TFS Financial Corporation stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts and disclosures, and actual results could differ from these estimates.

Risks and Uncertainties:

The Plan provides for various investment options including any combination of mutual funds, pooled separate accounts, common collective trusts, and other investments securities. The investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits and participants individual account balances.

Payment of Benefits:

Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3	Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2007	2006
Investments at fair value:
American Funds American Balanced R4 Fund	$4,495,680	$4,731,891
American Funds Fundamental Investment R4 Fund	$5,491,661	$5,524,939
American Funds Growth Fund of America R4 Fund	$3,864,605	$3,808,491
Putnam International Equity A Fund	$3,506,022	$3,692,666
Principal Partners Large-Cap Value Separate Account	$3,286,351	$5,445,244
Third Federal Savings & Loan certificate of deposit	$9,270,557	$13,765,874
TFS Financial Corporation common stock	$16,671,383	$—

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,029,389 as follows:

2007
Pooled separate accounts	$505,249
Common/Collective Trust	445,993
Shares of Registered Investment Companies	1,290,340
TFS Financial Corporation stock	2,787,807

$5,029,389

During the year ended December 31, 2007, the Plan’s investments earned interest and dividend income of $585,511.

During the year ended December 31, 2007, no dividends were received on TFS Financial Corporation common stock

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

4	Concentration of Investments

In April 2007, TFS Financial Corporation, the parent of the Plan sponsor, completed an initial public offering of 30.16% of its outstanding shares of common stock. The Plan had been restated effective January 1, 2007 to permit participants to direct investments into the parent’s common stock. Included in investments at December 31, 2007 are shares of TFS Financial Corporation common stock amounting to $16,671,383. This represents 27% of total investments as of that date. A significant decline in the market value of TFS Financial Corporation’s stock would significantly effect the net assets available for benefits.

5	Tax Status

The Plan document was restated for law changes. The Internal Revenue Service has determined and informed Third Federal, by letter dated August 5, 2004, that the restated Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated in its entirety since receiving the favorable determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under the IRC and the related trust continues to be tax-exempt as of December 31, 2007. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

6	Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain professional fees for the administration and audit of the Plan were paid by Third Federal. During 2007, professional fees totaling $36,427 for the administration of the Plan were paid by the Plan to Principal Life Insurance Company, an affiliate of the Plan custodian, a party-in-interest.

Certain Plan investments consist of shares of TFS Financial Corporation. Third Federal is the Plan sponsor, and TFS Financial Corporation is the parent company of the Plan sponsor; and, therefore, the transactions in TFS Financial Corporation stock qualify as party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

7	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS 157). SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. SFAS 157 provides a single definition for applying fair value, together with a framework for measuring it, and requires additional disclosure about the fair value of assets and liabilities. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The sponsor has not determined the effect of adopting SFAS 157 on the net assets available for benefits and changes in those net assets.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 expands the disclosure requirements for derivative instruments and hedging activities. For instruments subject to this statement, entities are required to disclose how and why such instruments are being used, where values, gains and losses are reported within financial statements, and the existence and nature of credit-risk-related contingent features. Additionally, entities are required to provide more specific disclosures about the volume of their derivative activity. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The sponsor has not determined the effect of adopting SFAS 161 on the net assets available for benefits and changes in those net assets.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 161 identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The sponsor has not determined the effect of adopting SFAS 162 on the net assets available for benefits and changes in those net assets.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Third Federal

401(k) Savings Plan

EIN 34-057493

Plan Number 002

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Third Federal S&L	Third Federal S&L Certificate of Deposit Portfolio, due 1/08 - 8/12, 4.43% - 5.60%	N/R	$9,270,557
	American Century	American Century Equity Income Advanced	N/R	445,112
*	Principal Life Insurance Company	Principal Bond & Mortgage Separate Account	N/R	984,952
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate	N/R	107,045
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	N/R	256,555
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	N/R	587,650
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	N/R	947,106
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	N/R	236,180
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	N/R	157,647
*	Principal Life Insurance Company	Principal Partners Large-Cap Value Separate Account	N/R	3,286,351
*	Principal Life Insurance Company	Principal Partners Large-Cap Growth I Separate Account	N/R	1,245,299
*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth Separate Account	N/R	1,654,140
*	Principal Life Insurance Company	Principal Partners Small-Cap Growth II Separate Account	N/R	1,136,418
*	Principal Life Insurance Company	Principal Small Company Blend, units of a pooled separate account	N/R	496,927
*	Principal Life Insurance Company	Principal Medium Company Blend, units of a pooled separate account	N/R	894,824
*	Principal Life Insurance Company	Principal Small Company Value, units of a pooled separate account	N/R	306,076
	Putnam Investments	Putnam International Equity A Fund	N/R	3,506,022

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Third Federal

401(k) Savings Plan

EIN 34-057493

Plan Number 002

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	The American Funds	American Balanced R4 Fund	N/R	4,495,680
	The American Funds	Fundamental Investment R4 Fund	N/R	5,491,661
	The American Funds	Growth Fund of America R4 Fund	N/R	3,864,605
	The American Funds	Europacific Growth R3 Fund	N/R	1,903,935
	Victory Funds	Victory Stock Index A Fund	N/R	510,565
*	TFS Financial Corporation	Common Stock	N/R	16,671,383
*	Participant loans	Interest rates ranging from 5.0% to 10.50%	N/R	2,346,802

				$60,803,492

N/R	Participant directed investment, cost not required to be reported
*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THIRD FEDERAL SAVINGS 401(K)
SAVINGS PLAN

June 20, 2008	/s/ Marianne Piterans
Director, Human Resources

June 20, 2008	/s/ Faye T. Pennyman
Manager, Human Resources

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm — Meaden & Moore LTD